UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Morgan’s Foods, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

616900106
(CUSIP Number)

JEFFERSON GRAMM
BANDERA PARTNERS LLC
50 Broad Street, Suite 1820
New York, New York 10004
(212) 232-4583

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,052,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,052,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,052,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,052,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,052,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,052,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,052,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,052,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON ANDREW SHPIZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,052,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,052,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 616900106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Morgan’s Foods, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 4829 Galaxy Parkway, Suite S, Cleveland, OH 44128.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Master Fund”);

(ii)	Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(iii)	Gregory Bylinsky;

(iv)	Jefferson Gramm; and

(v)	Andrew Shpiz.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Bandera Partners is the investment manager of Master Fund and may be deemed to have beneficial ownership over Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Master Fund to vote and dispose of Master Fund’s Shares.  Each of Messrs. Bylinsky, Gramm and Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.  Jefferson Gramm is a director of the Issuer.  By virtue of these relationships, each of Bandera Partners and Messrs. Bylinsky, Gramm and Shpiz may be deemed to beneficially own the Shares owned directly by Master Fund.

(b)           The address of the principal office of each of the Reporting Persons is 50 Broad Street, Suite 1820, New York, New York 10004.

(c)           The principal business of the Master Fund is investing in securities. The principal business of Bandera Partners is serving as the investment manager of Master Fund.  Each of Messrs. Bylinsky, Gramm and Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 616900106

(f)           Master Fund is organized under the laws of the Cayman Islands.  Bandera Partners is organized under the laws of the State of Delaware.  Each of Messrs. Bylinsky, Gramm and Shpiz are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Master Fund were purchased with working capital in connection with the Transaction as defined and described in Item 4.  The aggregate purchase price of the 1,052,250 Shares owned directly by Master Fund is $2,104,500.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 12, 2013, Master Fund and the Issuer entered into a Share Purchase Agreement (the “SPA”) whereby Master Fund purchased 1,052,250 Shares at a price of $2.00 per Share, for a total of $2,104,500 (the “Transaction”).  The Transaction was approved by the Board of Directors of the Issuer (the “Board”) for purposes of Chapter 1704 of the Ohio Revised Code.  Additionally, on April 10, 2013, the Issuer and Computershare Trust Company, N.A., as Rights Agent, amended the Issuer’s Shareholder Rights Agreement (“Rights Agreement”).  The primary effect of the amendment was to amend the definition of who qualifies as an “Acquiring Person” under the Rights Agreement.  Accordingly, the Rights Agreement now allows Master Fund (or any of its associates or affiliates) to beneficially own in the aggregate up to 27% of the Issuer’s outstanding Shares without becoming an Acquiring Person for purposes of the Rights Agreement.  The foregoing description of the SPA is qualified in its entirety by reference to the SPA, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On April 12, 2013, in accordance with the SPA the Issuer appointed Jefferson Gramm, to fill a vacancy on the Board.  Additionally, the Issuer and Master Fund entered into a Nomination Agreement dated April 12, 2013.  Pursuant to the terms of the Nomination Agreement, the Issuer agreed to use its best efforts to include one Master Fund selected individual in the Issuer’s slate of directors for election to the Board at any annual or special meeting of the Issuer’s shareholders at which directors are to be elected as long as the Nomination Agreement remains in effect.  The Nomination Agreement remains in effect for three years so long as Master Fund and its affiliates beneficially own at least 21% of the outstanding Shares.  The foregoing description of the Nomination Agreement is qualified in its entirety by reference to the Nomination Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

On April 12, 2013, Master Fund and the Issuer also entered into a Registration Rights Agreement.  The Registration Rights Agreement provides Master Fund with limited demand registration rights and piggy-back registration rights with respect to the Shares owned by Master Fund.  The Registration Rights Agreement remains in effect for three years so long as Master Fund and its affiliates own more than 10% of the outstanding Shares.  The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

CUSIP NO. 616900106

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis as a result of Jefferson Gramm being a director of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with shareholders of the Issuer, purchasing additional Shares, selling some or all of their Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 3,987,245 Shares outstanding, which is the total number of Shares outstanding as of December 14, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2012 plus the Shares issued to Master Fund in connection with the Transaction.

As of the close of business on the date hereof, Master Fund directly owned 1,052,250 Shares, constituting approximately 26.4% of the Shares outstanding.  By virtue of their relationships with Master Fund discussed in further detail in Item 2, each of Bandera Partners and Messrs. Bylinsky, Gramm and Shpiz may be deemed to beneficially own the Shares directly owned by Master Fund.

(b)           Master Fund may be deemed to share with each of Bandera Partners and Messrs. Bylinsky, Gramm and Shpiz the power to vote and dispose of the Shares owned directly by Master Fund.

(c)           As further described in Item 4, pursuant to the terms of the SPA on April 12, 2013 Master Fund acquired 1,052,250 Shares at a price of $2.00 per Share in a private transaction with the Issuer.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 12, 2013, Master Fund and the Issuer entered into the SPA, Nomination Agreement and Registration Rights Agreement, as defined and described in Item 4 and attached as Exhibits 99.1, 99.2 and 99.3, respectively, hereto.

On April 22, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

CUSIP NO. 616900106

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Share Purchase Agreement entered into as of April 12, 2013, by and between Morgan’s Foods, Inc. and Bandera Master Fund L.P.

99.2	Nomination Agreement made as of April 12, 2013, by and between Morgan’s Foods, Inc. and Bandera Master Fund L.P.

99.3	Registration Rights Agreement made as of April 12, 2013, by and between Morgan’s Foods, Inc. and Bandera Master Fund L.P.

99.4	Joint Filing Agreement by and among Bandera Master Fund L.P., Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz, dated April 22, 2012.

CUSIP NO. 616900106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2013	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

/s/ Andrew Shpiz
Andrew Shpiz